FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 021-45147

OPTI CANADA INC. (Translation of registrant's name into English)

1600, 555-4th Avenue S.W.
Calgary, Alberta
Canada T2P 3E7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTI CANADA INC.

Date: July 27, 2011	By:	/s/ Travis Beatty
Travis Beatty
Vice President, Finance and Chief Financial Officer

INDEX
Exhibit	Description
99.1	OPTI Canada Updates Status of Noteholder Support for its Acquisition by CNOOC Limited